EXHIBIT 12.2

PUBLIC SERVICE ELECTRIC AND GAS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$709	$448	$591	$551	$592	$637	$448
Fixed Charges	240	243	325	317	325	332	346
Capitalized Interest	(2)	(1)	(2)	(1)	0	0	0

Total Earnings	$947	$690	$914	$867	$917	$969	$794

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$236	$240	$320	$313	$325	$332	$346
Interest Factor in Rentals	4	3	5	4	0	0	0

Total Fixed Charges	$240	$243	$325	$317	$325	$332	$346

Ratio of Earnings to Fixed Charges	3.95	2.84	2.81	2.74	2.82	2.92	2.29

(A)	The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude the amount of any interest capitalized during the period.
(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense and (c) an estimate of interest implicit in rentals.